FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:              January, February and March 2003

Commission File Number:               0-17164

INTASYS CORPORATION

(Translation of registrant's name into English)

388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]    Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.....No..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intasys Corporation (Registrant)

Date: May 20, 2003	By: DANIEL BERTRAND Daniel Bertrand Vice President and Chief Financial Officer

INDEX

Document	Sequentially Numbered Pages
Intasys Corporation
Unaudited Financial Statements For the Period ending March 31, 2003	1 - 12

Interim financial report
          for the Three Months
          ended March 31, 2003

Management's Discussion and Analysis

The following Management's Discussion and Analysis of Financial Condition and results of Operations should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

In this discussion and analysis, all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview

Intasys Corporation is focused primarily on providing innovative on-line direct marketing services within the Internet search industry. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a leading provider of meta-search and on-line direct marketing services and technologies. Its wholly owned subsidiaries, Intasys Billing Technologies, further provide global wireless Internet-compatible billing and customer care information systems. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors.

Forward-Looking Statements

Information contained in this annual report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "desires," "will," "should," "projects," "estimates," "contemplates," "anticipates," "intends," or any negative such as "does not believe" or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission ("SEC") and/or the Ontario Securities Commission ("OSC") respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company's website at www.intasys.com. All information contained in this interim report is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Critical accounting policies

The critical accounting policies described below are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Goodwill

Effective January 2002, goodwill is no longer amortized but is tested annually for impairment at the reporting unit level. Impairment is determined by comparing the fair value of the reporting unit to its carrying value. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices discounted cash flows and net realizable values.

In estimating the fair value of a reporting unit, the Company may use a valuation method developed by outside consultants and make assumptions and estimates in a number of areas, including future cash flows and discount rates. The Company regularly assesses valuations of the assets and liabilities. The use of different judgments and estimates in the test for goodwill impairment may result in significantly different results.

Revenue recognition

Revenue is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants ("AICPA"), SOP 98-9, "Modification of 97-2, Software Recognition with Respect to Certain Transactions" and Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission ("SEC").

Software license, third party software and any other revenue are recorded when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties regarding product acceptance, the fees are fixed or determinable, collection is considered probable and revenue is not subject to refund or concessions. Signed license agreements and related contracts are generally used as evidence of an arrangement with the customer.

Customization and modification of existing software is generally not considered to be essential to the functionality of the related software product. Accordingly, fees related to these activities are generally identified separately and the related revenue is recognized in accordance with percentage of completion method.

Maintenance revenue is recognized on a monthly basis over the duration of the contract.

Search and banner revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search and banner revenues, purchase orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon receipt of cash.

Results of Operations

Revenues
Revenues for the three months ended March 31, 2003 increased to $3,557,789, compared with $2,639,692 for the same period in 2002. This increase in revenues of $918,097 is entirely attributable to Internet Media segment due to an industry wide strong demand for keyword advertising and due to our success in improving overall optimization with existing partners.

Cost of goods sold, selling and administrative expenses
As a percentage of revenues, cost of goods sold, selling and administrative expenses were at 83%, compared with 93% for the same period in 2002. As per percentage, Internet Media reduced its percentage by 3 points, compared to the same period last year, due mainly to increase of volume and Billing Systems reduced its percentage by 17 points, compared to the same period last year, due to cost control and a good contribution on a contract in 2003.

Research and Development expenses (R&D)
R&D expenses were at $474,631 in Q1 2003, compared to $293,462 for the same period last year. An increase of $45,969 is related mainly to Internet Media for Internet Service Provider charges related to increased traffic, Billing Systems increased by $135,200 due to salary cost allocated to R&D from cost of goods sold.

Amortization of intangible assets
Amortization of intangible assets is related to the acquisition of focusIN for brand names, technology and customer list. The estimated useful lives are between five and ten years.

Loss for the period
The Company reported a net loss of $91,466 ($0.02 per share), in Q1 2003, compared to a net loss of $199,077 ($0.05 per share), in the same period last year.

Segment Results
For the three months ended March 31, 2003, the Investment Management unit generated a net loss of $458,433 compared to a net loss of $216,632 for the same period in 2002. The increased loss is related to legal fees incurred in relation to the legal action settlement announced on April 9, 2003 and due to an increase in consulting fees covering various services.

The Internet-Media unit reported Q1 2003 net earnings of $151,535 compared to a net loss of $25,729 in Q1 2002. The positive result is due to a significant revenue increase of 136% to $1,789,244 in Q1 2003 compared to $757,154 for the same period last year.

The Billing Systems unit reported Q1 2003 net earnings of $215,432 compared to $43,284 in Q1 2002. The positive result is attributable to continuing control over operating expenses as revenue at $1,768,545 in Q1 2003 was $113,993 less than the same period last year.

Liquidity and Capital Resources
As at March 31, 2003, the Company had $2,880,254 in cash and cash equivalents and working capital of $3,379,593, compared to $3,804,323 in cash and cash equivalents and working capital of $3,357,422 as at December 31, 2002.

In Q1 2003, operating activities used cash of $866,004 compared to positive cash flows of $171,019 for the same period in 2002. In Q1 2003, the use of cash is mainly due to an increase of $671,403 in accounts receivable as a result of increasing sales and a reduction of $326,876 in accounts payable for payments of performance incentives and other accruals.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2003. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company's management anticipates that earnings generated from the Company's operations will be used to finance the Company's working capital and market expansion opportunities and that for the foreseeable future, cash dividends will not be paid to holders of the Company's Common Stock.

Risks and Risk Management

The Company's activities are highly competitive and are characterized by rapid technological change, shifting client preferences and new product and service development. The Company's strategy is to develop emerging specialty practices to support its growth and compensate for the maturity of certain activities.

The Company's revenue has been based on mainly internal expansion. Acquired business must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the U.S. dollar relative to foreign currencies are not expected to have a material adverse affect on operating results. The Company has not been hedging and does not intend to hedge currency risks in the future.

The Company has historically offered and will continue to offer products or services on contracts. The Company generally may not terminate these contracts unilaterally. Although the Company often relies on its proprietary tools and methodologies and its past experience to reduce the risks associated with estimating, planning and performing products or services, the Company generally bears the risks of cost overruns and inflation of them.

Our customers typically invest substantial time, money, and other resources when deciding to license our billing software products, in particular in situations where the Company is making large enterprise-wide sales. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be cancelled. The time required for implementation of our billing software products varies among our customers and may last several months, depending on our customer's needs. Also, if a customer hires a third party to install our products, we cannot be sure that our products will be installed successfully.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company's copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company's results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing product, and services and new products and services.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company's proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company's services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company's industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

The Company does not believe that the relatively moderate rates of inflation experienced in the United States, Canada, the United Kingdom and Australia in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company's results of operations, financial condition and cash flows. Nevertheless, in the future high inflation could have a material, adverse effect on the Company's results of operations, financial condition and cash flows.

For the period ended March 31, 2003, the Company has 3,127,409 warrants and 427,180 stock options outstanding. As at the date of this Interim Report, the exercise price of most warrants and almost all of stock options are below the market price of the Company's shares of common stock. To the extent that the market value of the Company's shares of common stock is above the respective exercise prices of the warrants and options, as the case may be, their exercise could result in the issuance of an additional 3,554,589 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Intasys' stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices less than fair market value cost, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders' shares of Common Stock.

Intasys Corporation Unaudited Interim Consolidated Balance Sheets (expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)
	As at March 31, 2003 $ (unaudited)	As at December 31, 2002 $ (audited)
Assets
Current assets
Cash and cash equivalents	2,880,254	3,804,323
Accounts receivable	3,105,851	2,377,888
Prepaid expenses and other assets	169,432	174,976
Future income taxes (note 3)	212,864	270,254
	6,368,401	6,627,441
Investments	1,085,286	1,085,286
Property, plant and equipment	614,580	656,435
Intangible assets	931,069	907,217
Goodwill	744,451	694,835
	9,743,787	9,971,214
Liabilities Current liabilities
Accounts payable and accrued liabilities	2,556,650	2,813,351
Reserve for restructuring	-	2,234
Deferred revenue	432,158	454,434
	2,988,808	3,270,019
Shareholders' Equity Capital stock Authorized Unlimited common shares
Issued and outstanding - 6,094,842 common shares	69,880,327	69,873,994
Additional paid-in capital	805,377	750,111
Deferred stock-based compensation	(22,112)	(10,667)
Cumulative translation adjustment	(180,597)	(275,693)
Deficit	(63,728,016)	(63,636,550)
	6,754,979	6,701,195
	9,743,787	9,971,214

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation Unaudited Interim Consolidated Statements of Operations (expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)
	For the three months ended March 31
	2003 $	2002 $
Revenue	3,557,789	2,639,692
Expenses
Cost of goods sold, selling and administrative	2,969,092	2,447,381
Net research and development	474,631	293,462
Amortization and impairment of property, plant and equipment	98,858	109,018
Amortization of intangible assets	39,870	-
Interest expense	65	1,410
Interest income	(7,965)	(19,728)
Share of results of companies subject to significant influence	-	49,605
Realized gain on disposal of marketable securities	-	(73,383)
Unrealized loss on marketable securities, investments and write-down of advances	-	31,004
	3,574,551	2,838,769
Loss before income taxes	(16,762)	(199,077)
Provision for current income taxes (note 3)	74,704	-
Net loss for the period	(91,466)	(199,077)

Basic and diluted net loss per share	(0.02)	(0.05)
Weighted average number of shares outstanding	6,091,972	4,058,858

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Unaudited Interim Consolidated Statements of Shareholders' Equity
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

	Common Shares #	Common Shares $	Additional Paid-in Capital $	Deferred Stock Based Compensation	Cumulative Translation Adjustment $	Deficit $
Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)
Effect of changes on shares and warrants issued for financial services		6,333		10,667
Warrants issued for financial services			55,266	(22,112)
Translation adjustment for the period					95,096
Loss for the period						(91,466)
Balance, March 31, 2003	6,094,842	69,880,327	805,377	(22,112)	(180,597)	(63,728,016)

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Unaudited Interim Consolidated Statements of Cash Flows
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31
Cash flows from operating activities	2003 $	2002 $
Net loss for the period	(91,466)	(199,077)
Adjustments for:
Amortization and impairment of property, plant and equipment	98,858	109,018
Amortization of intangible assets	39,870	-
Realized loss on disposal of property, plant and equipment	177	340
Realized gain on disposal of marketable securities	-	(73,383)
Interest income on investments	-	(7,880)
Share of results of companies subject to significant influence	-	49,605
Unrealized loss on marketable securities, investments and write-down of advances	-	31,004
Financial fees paid through issuance of capital stock	50,154	11,509
Decrease (increase) in non-cash working capital items	(963,597)	249,883
Cash flows provided by (used in) operating activities	(866,004)	171,019
Investing activities
Investments	-	(1,289)
Purchase of property, plant and equipment	(22,410)	(22,770)
Cash flows used in investing activities	(22,410)	(24,059)
Effect of foreign exchange rate changes on cash and cash equivalents	(35,655)	(1,733)
Change in cash and cash equivalents	(924,069)	145,227
Cash and cash equivalents - Beginning of period	3,804,323	2,314,072
Cash and cash equivalents - End of period	2,880,254	2,459,299
Cash and cash equivalents comprise: Cash	2,862,206	840,343
Short-term deposits	18,048	1,618,956
	2,880,254	2,459,299
Supplemental disclosure of cash flow information
Cash paid for interest	65	20,989
Non-cash working capital items:
Decrease (increase) in assets
Marketable securities	-	314,026
Accounts receivable	(671,403)	(499,804)
Prepaid expenses and other assets	6,507	(9,060)
Future income taxes	74,704	-
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(326,876)	445,465
Deferred revenue	(44,295)	68,304
Reserve for restructuring	(2,234)	(69,048)
Total decrease (increase) in non-cash working capital items	(963,597)	249,883

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Notes to Interim Consolidated Financial Statements
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

1.  Nature of the Business

Intasys Corporation is focused primarily on providing innovative on-line direct marketing services within the Internet search industry. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a leading provider of meta-search and on-line direct marketing services and technologies. Its wholly owned subsidiaries, Intasys Billing Technologies, further provide global wireless Internet-compatible billing and customer care information systems. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors.

2.  Interim Financial Information

The financial information as at March 31, 2002 and 2003 and for the three month period ended March 31, 2002 and 2003 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to be requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2002.

3.  Future Income Taxes

As at December 31, 2002, a future income tax asset of $270,254 was recorded, representing the potential income tax recovery for Mamma.com for the subsequent twelve months. During the three month period ended March 31, 2003, future income tax expense in the amount of $74,704 has been recognized in the consolidated statement of operations, reflecting the tax losses used during the period to offset income taxes which would have otherwise been payable.

4.  Segment Information

The Company has three reportable segments: Investment Management, Internet Media and Billing Systems. The Company evaluates each operating segment's performance based on revenue, expenses and net earnings (loss) for the period.

A summary of the results by reportable segment for the period ended March 31, 2003 and 2002 is as follows. In addition, the table which follows summarizes revenues by country. Revenues have been allocated to individual countries/regions based upon the country of residence of the subsidiary providing the product or service.

For the three months ended March 31

	Investment Management		Internet Media		Billing Systems		Total
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Revenue	-	-	1,789,244	757,154	1,768,545	1,882,538	3,557,789	2,639,692
Cost of goods sold, selling and administrative	461,936	224,008	1,248,020	552,066	1,259,136	1,671,307	2,969,092	2,447,381
Net research and development	-	-	243,958	197,989	230,673	95,473	474,631	293,462
Amortization and impairment of property, plant and equipment	1,286	2,101	31,760	33,800	65,812	73,117	98,858	109,018
Amortization of intangible assets	-	-	39,870	-	-	-	39,870	-
Interest expense	-	317	-	286	65	807	65	1,410
Interest income	(4,789)	(17,020)	(603)	(1,258)	(2,573)	(1,450)	(7,965)	(19,728)
Share of result of companies subject to significant influence	-	49,605	-	-	-	-	-	49,605
Realized gain on disposal marketable securities	-	(73,383)	-	-	-	-	-	(73,383)
Unrealized loss on marketable securities, investments and write-down of advances	-	31,004	-	-	-	-	-	31,004
	458,433	216,632	1,563,005	782,883	1,553,113	1,839,254	3,574,551	2,838,769
Loss for the period before income taxes	(458,433)	(216,632)	226,239	(25,729)	215,432	43,284	(16,762)	(199,077)
Provision for current income taxes	-	-	74,704	-	-	-	74,704	-
Net earnings (loss) for the period	(458,433)	(216,632)	151,535	(25,729)	215,432	43,284	(91,466)	(199,077)
Revenue: Canada	-	-	1,789,244	757,154	51,521	102,813	1,840,765	859,967
United Kingdom	-	-	-	-	1,526,245	1,313,825	1,526,245	1,313,825
Australia	-	-	-	-	190,779	465,900	190,779	465,900
	-	-	1,789,244	757,154	1,768,545	1,882,538	3,557,789	2,639,692

Major customers:

Sales to major customers (customers which 10% or more of total revenue is derived during the specified period) are summarized as follows:

	For the three months ended March 31
	2003	2002
Customer 1 Billing System	697,983	-

	March 31, 2003				December 31, 2002
	Investment Management $	Internet Media $	Billing Systems $	Total $	Investment Management $	Internet Media $	Billing Systems $	Total $
Identified short held assets Canada	2,195,495	1,905,419	126,191	4,227,105	2,847,886	1,513,076	159,453	4,520,415
United Kingdom	-	-	1,994,395	1,994,395	-	-	1,893,442	1,893,442
Australia	-	-	146,901	146,901	-	-	213,584	213,584
	2,195,495	1,905,419	2,267,487	6,368,401	2,847,886	1,513,076	2,266,479	6,627,441
Long-lived assets Canada	1,091,871	2,080,902	27,421	3,200,194	1,093,156	1,996,106	29,996	3,119,258
United Kingdom	-	-	89,722	89,722	-	-	112,203	112,203
Australia	-	-	85,470	85,470	-	-	112,312	112,312
	1,091,871	2,080,902	202,613	3,375,386	1,093,156	1,996,106	254,511	3,343,773

Total Assets	3,287,366	3,986,321	2,470,100	9,743,787	3,941,042	3,509,182	2,520,990	9,971,214